Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated February 12, 2013 in connection with their beneficial ownership of Providence Service Corp. Each of Columbia Small Cap Core Fund and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Wade M. Voigt

Wade M. Voigt
Vice President – Fund Administration – Financial Reporting

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson

Amy Johnson
Chief Operating Officer

Columbia Small Cap Core Fund

By:	/s/ Scott R. Plummer

Scott R. Plummer
Senior Vice President, Secretary and Chief Legal Officer